January 14, 2025

Alberto Rosende
Chief Executive Officer
M2i Global, Inc.
885 Tahoe Blvd.
Incline Village, Nevada 89451
Nevada 89451

       Re: M2i Global, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed January 10, 2025
           File No. 024-12517
Dear Alberto Rosende:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 31, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A
General

1. We note your response and revised disclosure in response to prior comment 2 and reissue it in part. Please include the values of the Bonus Shares and the per share transaction fee in the maximum aggregate offering price attributable to securities being offered on behalf of the issuer in Part I, Item 4 of Form 1-A. In this regard, it appears you have not included the transaction fee and continue to state a price per security of $1.20 rather than $2.20, the top of the range. This value should match the
       $56,099,998.50 value you have included in the table on the cover of your offering circular. Please further revise the table on the cover of your offering circular to update
 January 14, 2025
Page 2

       the number of shares to include the Bonus Shares, update the assumed offering price to the public to reflect $2.20 per share, update the transaction fee, which is a percentage of the price per share, update the per share plus transaction fee value, and make any corresponding updates to the Broker-Dealer Discounts and Commissions column. Ensure this is consistent throughout the offering circular. Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at
202-551-4515 with
any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Darrin Ocasio